Exhibit 99.1

Cenntro Announces Key Changes to the Board of Directors

FREEHOLD, N.J.—September 16, 2022 -- Cenntro Electric Group Limited (NASDAQ: CENN) (“Cenntro” or “the Company”), a leading EV technology company with advanced, market-validated electric commercial vehicles, today announced the appointment of Dr. Yi Zeng to the Board of Directors, and the resignation of Justin Davis Rice from the Board of Directors of the Company.

Dr. Yi Zeng has served in several leadership positions and brings over 30 years of industry, research and education experience to Cenntro. He previously served as a Non-Executive Director of Range Resources Pty. Ltd (listed both in London and Australia stock exchanges), Managing Director of Lomon (Australia) Pty Ltd, Asia Pacific Regional Marketing Manager of Titaniu, and Principal Scientist at BHP Exploration & Mining Technology, Melbourne, Australia. Dr. Zeng received a PhD in Applied Geophysics at Victoria University of Wellington, New Zealand which was the capstone of a prestigious academic study in geophysics, a Postgraduate diploma at Geothermal Institute of Auckland University, New Zealand, and a MSc in Applied Geophysical Exploration from Chengdu College of Geology, China.

“Mr. Davis Rice played an instrumental role on our Board of Directors whilst serving as Chairman and Board member of Naked Brand Group, and we appreciate his continued service with Cenntro after last year's successful stock purchase transaction,” said Peter Wang, CEO of Cenntro Electric Group. “His service will be greatly missed and I am deeply grateful for his significant contributions.”

“We are now privileged to welcome Dr. Zeng to the Board of Directors, an accomplished leader with deep management and technical expertise having held various technical and research positions with global companies. We believe his broad experience will be instrumental as we continue to focus on expanding our range of electric commercial vehicles enterprise and footprint in key North American, European, and Asian markets.”

Dr. Yi Zeng has been appointed to serve a term until the Company’s 2023 Annual Meeting.

About Cenntro Electric Group Ltd.

Cenntro Electric Group Ltd. (or "Cenntro") (NASDAQ: CENN) is a leading designer and manufacturer of light and medium-duty electric commercial vehicles (“ECVs”). Cenntro’s purpose-built ECVs are designed to serve a variety of organizations in support of city services, last-mile delivery and other commercial applications. Cenntro plans to lead the transformation in the automotive industry through scalable, decentralized production, and smart driving solutions empowered by the Cenntro iChassis. As of December 31, 2021, Cenntro has sold or put into service more than 3,700 vehicles in over 25 countries across North America, Europe and Asia. For more information, please visit Cenntro’s website at: www.cenntroauto.com.

Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as "may,'' "believe,'' "anticipate,'' "could,'' "should,'' "intend,'' "plan,'' "will,'' "aim(s),'' "can,'' "would,'' "expect(s),'' "estimate(s),'' "project(s),'' "forecast(s)'', "positioned,'' "approximately,'' "potential,'' "goal,'' "strategy,'' "outlook'' and similar expressions. Examples of forward-looking statements include, among other things, statements regarding assembly and distribution capabilities, decentralized production, and fully digitalized autonomous driving solutions. All such forward-looking statements are based on management's current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. For additional risks and uncertainties that could impact Cenntro’s forward-looking statements, please see disclosures contained in Cenntro's public filings with the SEC, including the "Risk Factors" in Cenntro's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2022 and which may be viewed at www.sec.gov.

Contacts

Investor Relations Contact:

Chris Tyson
MZ North America
CENN@mzgroup.us
949-491-8235

Company Contact:

PR@cenntroauto.com
IR@cenntroauto.com